

May 15, 2014

Via E-mail
Michael C. McMurray
Chief Financial Officer
Owens Corning
One Owens Corning Parkway
Toledo, OH 43659

> **Re:**   **Owens Corning**
> **Form 10-K for the Year Ended December 31, 2013**
> **Filed February 12, 2014**
> **File No. 1-33100**

Dear Mr. McMurray:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

Results of Operations, page 25

1. Throughout your MD&A, you attribute fluctuations in your net sales and EBIT results to "favorable mix" or "unfavorable mix". For example, on page 29, you indicate that Composite segment EBIT for the first nine months of 2013 was $6 million lower than the same period in 2012 primarily due to unfavorable mix. Please provide draft disclosure to be included in future filings that more clearly explain the factors that contribute to either a favorable or unfavorable mix, the extent to which you believe unfavorable mix represents a trend that you expect to continue, and identify the types of products you believe provide more favorable impacts to your operating results.

Income Tax Expense, page 26

2. Your effective tax rate reconciliation on page 97 includes a line item titled "loss on liquidation" which appears to be one of the more significant items impacting the difference between your statutory and effective tax rates for 2013. Please provide draft disclosure to be included in future filings that more clearly explains the nature of this items and the impact that it had on your effective tax rate for 2013.

Critical Accounting Estimates, page 37

3. You indicate on page 37 that for purposes of your goodwill impairment analysis, you have identified three reporting units within the Company and that over 90% of your goodwill is allocated to two reporting units within the Building Materials operating segment. Please supplementally identify to us the names of your two reporting units within the Building Materials operating segment and quantify for us the amount of goodwill allocated to each of these reporting units.

4. As a related matter, you disclose on page 38 that when you conducted your annual goodwill impairment test as of October 21, 2013, you determined that the fair value of each of your reporting units was in excess of its carrying value. Please confirm to us, and revise your future filings accordingly to indicate, if true, that you determined the fair value of each of your reporting units substantially exceeded its carrying value as of your most recent goodwill impairment testing date. For any reporting units with a material amount of allocated goodwill which did not have a fair value substantially in excess of its carrying value, please also show us how you will revise your future filings to disclose the following information for each reporting unit that is at risk of failing step of the quantitative goodwill impairment test:
    * The percentage by which fair value exceeded carrying value as of the date of the most recent test;
    * The amount of goodwill allocated to the reporting unit;
    * A description of the methods and key assumptions used and how the key assumptions were determined;
    * A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and
    * A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Etheredge, Staff Accountant at (202) 551-3424 or me at (202) 551-3854 if you have questions.

Sincerely,

Melissa N. Rocha

Melissa N. Rocha
Senior Assistant Chief Accountant